SearchMedia Holdings Limited

Floor 13, Central Modern Building

468 Xinhui Road

Shanghai, China 200060

April 24, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SearchMedia Holdings Limited (the “Company” or “SearchMedia”)
Form 20-F for the fiscal year ended December 31, 2010
Filed June 30, 2011
Response dated April 12, 2012
File No. 333-158336

Dear Mr. Spirgel:

We hereby respond to the Staff’s comment letter, dated April 20, 2012, regarding the Company’s Form 20-F for the year ended December 31, 2010 (the “20-F”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 20-F for the Fiscal Year Ending December 31, 2010

Risk Factors, page 6

Unauthorized use of our intellectual property by third parties, and the expenses..., page 13

1.	We note your response to comment 2 from our letter dated March 26, 2012 including, the statement that you have suspended your trademark application for SearchMedia because you believe it is non-essential to your business. Please tell us more about what trade names, if any, you do substantially rely on for the development of your business. If you rely on a trade name, please discuss whether that name has been successfully registered under trademark with the proper government office.

Larry Spirgel

Assistant Director

April 24, 2012

In response to the comment, we respectfully advise the Staff that we operate our business through our subsidiaries, most of which have developed good customer recognition with their company names, as trade names, in their respective locations. We use these company names for the development of our business in these locations. These trade names are registered with the local SAIC under their business license, however it is our view that none of these business names are material to our business considered as a whole.

Our Business, page 26

General

2.	We note your response to comment 5 from our letter dated March 26, 2012. Please revise your disclosure to tell us more about the terms of the cooperative agreements in place between you and your business partners. For example, but not limited to, discuss the number of these agreements in place, which party holds the right of termination, the general length of term of an agreement, and terms for an option to renew. Lastly, discuss the timeline for when the agreements currently in place are set to expire or otherwise be terminated e.g., the majority or a significant amount will expire in 2012.

In response to the comment, in future filings, we will revise our disclosure to reflect the disclosure below.

At this time, the Company has executed approximately 100 cooperative agreements with our business partners. The terms of these agreements range from one month to one year, such that the agreements have various expiration points during the year. Under these agreements, neither party can terminate unilaterally unless there is a breach of contract. The cooperative agreements typically do not include provisions for automatic renewal. However, the Company retains the right of first refusal after the expiration of these cooperative agreements. We continue to renew cooperative agreements as we deem appropriate.

Larry Spirgel

Assistant Director

April 24, 2012

Critical Accounting Policies and Estimates, page 44

Impairment of long-lived assets

Impairment of goodwill, page 46

3.	We note that you have recognized significant goodwill impairment charges in the years ended December 31, 2009 and 2010. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking these impairment charges. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charges. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosures.

In response to the comment, we respectfully advise the Staff that, in future filings, we will include disclosure substantially as set forth below in the section “impairment of goodwill” that appears on page 46 of the 20-F for the year ended December 31, 2010.

As of December 31, 2009 and 2010, we had a goodwill balance of $45.9 million and $46.0 million, respectively, which is not deductible for tax purposes. The results of our annual impairment test resulted in a goodwill impairment loss of $39.4 million mainly due to our billboard and agency service business in 2010, and $15.7 million for our billboard service business in 2009, as the valuations indicated that the fair value of the businesses were less than the carrying value.

For the methodology for the fair value used to determine the goodwill impairment, we applied the income approach where the discounted cash flow analysis has been performed to estimate the total enterprise value. Under this approach, the free cash flow to the Company was first estimated and then the after tax weighted average cost of capital was used to discount the cash flow to calculate the estimated value.

Application of goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.

Larry Spirgel

Assistant Director

April 24, 2012

In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates, gross margin percentages and terminal growth rates. We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur.

As at the year ended December 31, 2010, we performed the goodwill impairment test based on the actual net income in 2010 which is significantly lower than the 2008 and 2009 net income. This indicated that the historical operating results will not be indicative of future operating results. The primary drivers in our assumptions that resulted in the goodwill impairment charges includes:

•	significantly reduced projected future cash flow based on financial results in 2010;

•	an increase in the discount rate (21.5% as of December 31, 2010) to discount our future cashflow;

•

the acquisition took place before the financial crisis in 2008. The overall business dropped significantly due to the economic downturn. We do not expect a recovery of the economy in our cash flow projections;

•	the ex-owners had less incentive to expand the business after the earn-out period; and

•	the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected.

Liquidity and Capital Resources, page 54

4.	We note your response to comment 17 from our letter dated March 26, 2012. Please confirm in your response that you will file the Ad-Icon Shanghai SAIC business license in future filings.

In response to the comment, we respectfully advise the Staff that we hereby confirm that we will file the Ad-Icon Shanghai SAIC business license in future filings.

Larry Spirgel

Assistant Director

April 24, 2012

*                         *                        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the staff’s comments. If you have any questions, please contact me at your convenience at wchow@searchmediaholdings.com or 86-21-6227-8018.

Sincerely, SEARCHMEDIA HOLDINGS LIMITED

/s/ Wilfred Chow
Wilfred Chow Chief Financial Officer

cc:	United States Securities and Exchange Commission
Ivette Leon, Assistant Chief Accountant

United States Securities and Exchange Commission
Carlos Pacho, Senior Assistant Chief Accountant

United States Securities and Exchange Commission
Kate Beukenkamp, Attorney Advisor

United States Securities and Exchange Commission
Celeste M. Murphy, Legal Branch Chief

SearchMedia Holdings Limited
Joshua Weingard, Corporate Counsel